Schulte Roth & Zabel LLP

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Writer’s Direct Number	Writer’s E-mail Address
212.756.2565	neil.rifkind@srz.com

October 12, 2011

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:         Craig E. Slivka

Re:	Pretium Packaging, L.L.C. Registration Statement on Form S-4 File No. 333-176592 (the “Registration Statement”

Dear Mr. Slivka:

On behalf of Pretium Packaging, L.L.C. (the “Company”) and Pretium Finance, Inc. (together with the Company, the “Registrants”), we have filed simultaneously by EDGAR Amendment No. 1 to the above referenced Registration Statement (“Amendment No. 1”) addressing comments contained in the Comment Letter (as defined below).

This letter is in response to the comments of the Staff set forth in its letter, dated September 27, 2011, concerning the Registration Statement (the “Comment Letter”). For the convenience of the Staff, we have repeated each of the Staff’s comments in italics immediately above our responses to each corresponding comment. Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in Amendment No. 1.

October 12, 2011

General

1.	Please monitor your requirement to provide updated financial information. Refer to Rule 3-12 of Regulation S-X.

The Registrants will monitor the requirement to provide updated financial information.

2.	Please provide a currently dated, signed auditors’ consent with your next amendment.

The Registrants have included currently dated and signed auditors’ consents as exhibits to Amendment No. 1 and will include currently dated and signed consents in all subsequent amendments.

Prospectus’ Outside Front Cover Page

3.	As they are separate securities and are being registered, please include the guarantees on the cover page. See Item 501(b)(2) of Regulation S-K.

The revision requested by the Staff has been added.

4.	Please disclose whether there exists a public market for the outstanding notes or the exchange notes. Please refer to Item 501(b)(4) of regulation S-K.

The disclosure requested by the Staff has been made.

5.	As currently represented, the exchange offer would be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately would be the twentieth business day following commencement. See Question and Answer Eight in Release No. 34-16623 (March 5, 1980). Please revise here and throughout the registration statement, including the letter of transmittal filed as exhibit 99.1, to make clear that the exchange offer will be open at least through midnight on the twentieth business day. See Rule 14d-1(g)(3) under the Exchange Act.

For administrative ease, the exchange offer will expire at 5:00 p.m. on the 21st business day after commencing the exchange offer. The disclosure has been modified to clarify that the exchange offer will remain open for in excess of at least 20 full business days.

Withdrawal Rights, page 5

6.	Delete the phrase “unless previously accepted for exchange” because a holder has the right to withdraw his tender of original notes during the period that the exchange offer remains open. Please make corresponding changes on page 72 where you discuss withdrawal rights. See Rule 14d-7 under the Exchange Act.

The revisions requested by the Staff have been made.

October 12, 2011

Guarantees, page 6

7.	Disclose the amounts that the guarantees are equal in right of payment to as of the latest balance sheet data in the prospectus. Disclose also the maximum amount of additional debt that the guarantors may issue that ranks equally with the new notes as of the date of the latest balance sheet data in the prospectus.

The disclosure requested by the Staff has been added.

Ranking, page 7

8.	Disclose the amount of debt that ranks equally with the new notes as of the latest balance sheet data in the prospectus. Disclose also the maximum amount of additional debt that Pretium Packaging may issue that ranks equally with the new notes as of the date of the latest balance sheet data in the prospectus.

The disclosure requested by the Staff has been added.

Risk Factors, page 15

9.	We note the statement “Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, financial condition, operating results and cash flows. . .” Since Pretium Packaging is required to disclose all risks that it believes are material at this time, please delete the statement.

The statement has been deleted.

Market and Industry Data, page 35

10.	We note the disclaimer “cannot guarantee its accuracy and completeness.” Since Pretium Packaging may not disclaim responsibility for information that it has chosen to include in the registration statement, please delete the disclaimer.

The disclaimer has been deleted.

General, page 66

11.	Identify the initial purchaser of the original notes. We note the disclosure in exhibit 4.4 to the registration statement.

The revision requested by the Staff has been made.

Terms of the Exchange Offer, page 66

12.	We note these disclosures:

October 12, 2011

•

in the fifth paragraph under “Terms of the Exchange Offer” that any tendered original notes not accepted for exchange will be returned to the holder “as promptly practicable” (sic) after the expiration date.

•

in the penultimate paragraph under “Procedures for Tendering” on page 69 that any original notes not properly tendered will be returned to the holder “as soon as practicable” after the expiration date.

•

in the last paragraph under “Withdrawal of Tenders” on page 72 that any tendered original notes not accepted for exchange will be returned to the holder “as soon as practicable” after withdrawal, rejection of tender, or termination of the exchange offer.

•

in the last paragraph of instruction II in the letter of transmittal filed as exhibit 99.1 that any original notes which have been tendered but which are withdrawn will be returned to the holder “as promptly as practicable.”

Rule 14e-l(c) under the Exchange Act requires that you return the original notes “promptly” upon termination or withdrawal of a tender offer. Please revise.

The revisions requested by the Staff have been made.

Expiration Date: Extensions: Amendement, page 69

13.	You reserve the right “to delay accepting any Original Notes.” Clarify in what circumstances you will delay acceptance, and confirm that any delay will be consistent with Rule 14e-l(c) under the Exchange Act. For example, if you are referring to the right to delay acceptance only due to an extension of the exchange offer, so state.

The disclosure has been clarified. The Registrants will delay acceptance only to allow for regulatory approval and not for general legal compliance, absent an extension of the exchange offer. The Registrants hereby confirm that any such delay will be consistent with Rule 14e-1(c) under the Exchange Act, and this has been indicated in the disclosure.

14.	Confirm that you will disclose the approximate number of notes tendered to date with your public announcement of an extension as required by Rule 14e-l(d) under the Exchange Act.

The Registrants hereby confirm that they will disclose the approximate number of notes tendered to date in a public announcement of any extension.

15.	We note your reservation of the right to amend the terms of the exchange offer. Revise to indicate that if there is a material change in the exchange offer, including the waiver of a material condition, you will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change.

October 12, 2011

The revision requested by the Staff has been made.

16.	Please advise us how oral notice of an extension is reasonably calculated to reach registered holders of the outstanding notes or otherwise satisfies the requirements of Rule 14e-l(d).

The reference to oral notice of an extension has been deleted.

Procedures for Tendering, page 69

17.	We note the statement “Unless waived, any defects or irregularities...must be cured within such time as we shall determine.” The statement suggests that some conditions to the exchange offer may be waived after the exchange offer’s expiration. Revise to make clear that all conditions to the exchange offer other than those dependent upon receipt of necessary governmental approval must be waived at or before the exchange offer’s expiration.

The revisions requested by the Staff have been made.

Management, page 86

18.	In the biographical paragraph of Mr. Brett A. Snyder, describe briefly his business experience during the past five years. See Item 401(e)(l) of Regulation S-K.

The revisions requested by the Staff have been made.

Annual Bonus, page 86

19.	The disclosure does not meaningfully convey the reasons why the actual amounts awarded to the named executive officers were appropriate under the circumstances or how the specific targets were determined. While the company is not required to disclose target levels for specific quantitative or qualitative performance related factors if the company determines that the disclosure would cause competitive harm, the compensation discussion and analysis must disclose how difficult it will be for the named executive officers or how likely it will be for the company to achieve undisclosed target levels or other factors. See Instruction 4 to Item 401(b)(l) of Regulation S-K, and revise.

The revisions requested by the Staff have been made.

Security Ownership of Certain Beneficial Owners and Management, page 98

20.	We assume that the reference to LEF Holdings, LLC instead of LEF II Holdings, LLC in footnote (4) is inadvertent. Please revise or advise.

Footnote (4) has been revised to refer to LEF II Holdings, LLC.

October 12, 2011

Management Agreement, page 100

21.	In the third paragraph, specify the fixed percentage of any additional equity contribution to which an annual management fee is equal. We note the disclosure in section 5(b)(ii) of the management agreement filed as exhibit 11.2.

The revision requested by the Staff has been made.

Consulting Agreement, page 100

22.	Expand the second paragraph’s first sentence to indicate that Mr. Keith S. Harbison will receive an additional $41,000 annually, plus annual increases equal to 10% of the amount paid for the immediately prior year. We note the disclosure in section 3(c) of the consulting agreement filed as exhibit 10.6.

The revisions requested by the Staff have been made.

Description of Certain Indebtedness, page 101

23.	Clarify in the first paragraph that the summary includes the material provisions of the agreements filed as exhibits.

The revision requested by the Staff has been made.

No Personal Liability of Directors, Officers, Employees and Stockholders, page 140

24.	Revise the last sentence to state that the waiver “will not” rather than “may not” be effective to waive liabilities under the federal securities laws of the United States.

The revision requested by the Staff has been made.

Available Information, page 166

25.	We note the “may not necessarily be complete” language. Revise to clarify that statements about legal documents in the prospectus include the material provisions of any legal documents filed as exhibits to the registration statement.

The revision requested by the Staff has been made.

Summary Consolidated Historical and Pro Forma Financial Information

Net Loss to Adjusted EBITDA Reconciliation, page 12

26.	We note that you disclose in note (i) an adjustment for certain variances to standard operating costs that you consider “noteworthy.” Please expand your footnote disclosure to more fully describe the nature of the items being adjusted and why these items are considered noteworthy to the period presented.

October 12, 2011

The revisions requested by the Staff have been made and include a more detailed description of the nature of these variances and why they are considered “noteworthy” to the period presented.

27.	We note you disclose adjusted EBITDA as you believe such information is used by certain investors to measure a company’s historical ability to service debt. As such, it appears that you believe this measure represents a measure of liquidity. Please explain why you have not reconciled adjusted EBITDA to cash flow from operations.

The Registrants have clarified the reasons supporting the inclusion of Adjusted EBITDA. In light of this revised disclosure, we believe that a reconciliation of Adjusted EBITDA to net income is appropriate.

Unaudited Pro Forma Combined Financial Information

Adjustments to Unaudited Pro Forma Consolidated Statement of Operations…page 43

1) Cost of sales

28.	Please explain why you are adjusting your pro forma to remove the step up value placed on inventory as part of the purchase price allocation. It would appear that this amount should be included as an element of your pro forma statement of operations to reflect the effects of purchase accounting as of an earlier date.

The Company has reviewed its pro forma adjustment to Cost of Sales and determined that it is in accordance with Rule 11-02(b) of Regulation S-X, which states that pro forma adjustments shall be computed assuming the transaction was consummated at the beginning of the fiscal year presented and shall include adjustments which give effect to the events that are directly attributable to the transaction, expected to have a continuing impact on the registrant, and be factually supportable. This guidance also applies to our responses to comments 29-32.

The Registrants adjusted inventories to estimated fair value at the closing date of the Acquisition and during the applicable Successor Periods, the inventory was sold and the excess of fair value of the inventories over cost was expensed. The purpose of this adjustment to cost of sales is to eliminate the impact of the additional fair value in excess of cost recorded. Management believes this adjustment is appropriate based on the non-recurring nature of this fair value adjustment related to the Acquisition and the Registrants have revised the disclosure to further explain the appropriateness of this pro forma adjustment to cost of sales.

2) Selling, general and administrative

29.

It appears that in this adjustment you are making an adjustment to the historical financial information to remove the former chairman’s salary and benefits. Please note that it is not appropriate to adjust the historical financial statements for pro forma purposes under

October 12, 2011

Rule 11-02(b) of Regulation S-X. Please modify your presentation accordingly. In addition, please confirm that the management fee and consulting agreement adjustments are directly attributable to the acquisition transaction and that those agreements were a direct part of the acquisition documents.

The adjustment to the historical financial statements to remove the former chairman’s salary and benefits is necessary to reflect the true costs of operations on a pro forma basis. Additionally, management confirms that the management fee and consulting agreement adjustments are directly attributable to the acquisition transaction and a direct part of the acquisition documents. The Registrants have revised the disclosure to further explain the appropriateness of the pro forma adjustment to selling, general and administrative.

4) Depreciation associated with other assets

30.	Please explain the nature of this adjustment. It is unclear why this represents a pro forma adjustment under Rule 11-02(b) of Regulation S-X. It appears that this represents an adjustment to your historical financial statements.

This adjustment is necessary to reflect the impact of the step up in fair value of certain property, plant and equipment as if the Acquisition occurred at the beginning of the fiscal year.

7) Acquisition fees and expenses

31.	Please explain why you believe that this adjustment is an appropriate pro forma adjustment. It appears that you are making an adjustment to your historical financial statements. Please modify your presentation accordingly.

Management believes this adjustment is appropriate based on the non-recurring nature of expenses related to the Acquisition, which are directly attributable to the transaction. The Registrants have revised the disclosure to further explain the appropriateness of the pro forma adjustment.

10) Other expense

32.	We note that you are making an adjustment for early termination costs on leases. Please explain how this adjustment is directly attributable to the acquisition transaction.

The adjustment is necessary to eliminate the impact of early termination costs on certain Novapak leases, which were terminated at the Acquisition date. The Registrants have revised the disclosure to further explain the appropriateness of the pro forma adjustment to other expense

October 12, 2011

Financial Statements

Note 1 – Summary of Significant Accounting Policies

(O) – Revenue Recognition, page F-12

33.	We note elsewhere in your document that you have agreements with your customers to pass through resin cost adjustments. Please expand your revenue recognition policy disclosure to address how this adjustment is performed and the frequency of such adjustments. It is not clear if such adjustments are billed separately or are reflected in the price of future quantities purchased by your customers. Please also clarify in your document if you have reflected any unbilled amounts for resin cost adjustments in your financial statements.

The disclosure has been clarified. The Company passes resin cost adjustments to customers in the form of price increases which are billed on future quantities sold and there are no unbilled amounts reflected in the financial statements.

PVC Container Corporations

Financial Statements

Note 8 – Income Taxes, page F-56

34.	We note the recognition of a valuation allowance for certain deferred tax assets in fiscal year 2009. Please explain the line item described as “Prior year time-up” in the rate reconciliation in the period ended February 16, 2010 reflected on page F58.

The prior year true up and the change in valuation allowance are related items that resulted from the filing of the tax returns for the fiscal year ended June 30, 2009. The Company determined that the deferred tax asset relating to net operating losses and the corresponding valuation allowance were both overstated. Consequently, the recording of the prior year true up to the net operating loss carryforward resulted in a corresponding reduction of the valuation allowance. The Company did not net these items as it believed that the reader of the financial statements would understand the correlation of these two items. The net dollar amount of these two items is approximately $16,000.

Exhibit 5.1

35.	We note that you intend to file by amendment the legal opinion. Allow us sufficient time to review the legal opinion before requesting acceleration of the registration statement’s effectiveness.

The legal opinion has been filed as exhibit 5.1 to Amendment No. 1.

October 12, 2011

Exhibit 10.3

36.	We note that you did not file the annexes, schedules, and exhibits to the amended and restated credit agreement filed as exhibit 10.3. Unlike Item 601(b)(2) of Regulation S-K, there is no provision in Item 601(b)(10) of Regulation S-K for excluding attachments. Please file the complete amended and restated credit agreement, including its annexes, schedules, and exhibits.

Annex I is the only annex to the amended and restated credit agreement and was previously included in Exhibit 10.3. The remaining schedules and the exhibits to the amended and restated credit agreement have been filed via EDGAR simultaneously with Amendment No. 1.

We note that the Registrants are filing a confidential treatment request simultaneously with Amendment No. 1 with respect to certain information in schedules 3.20 and 5.14.

Exhibit 10.5

37.	We note that schedules 4.02, 4.05, 4.09, 4.10, 4.11 and exhibit A to the senior notes security agreement omit their contents. As noted above, there is no provision in Item 601(b)(10) for excluding attachments. Please file the complete senior notes security agreement, including the contents of the specified attachments.

Exhibit A is a form document and does not contain any additional contents. Schedules 4.01, 4.02, 4.10 and 4.11 to the Senior Notes Security Agreement have been filed via EDGAR simultaneously with Amendment No. 1.

We note that the Registrants are filing a confidential treatment request simultaneously with Amendment No. 1 with respect to certain information in schedule 4.05.

Exhibit 21.1

38.	List the state or other jurisdiction of incorporation or organization of each named subsidiary. See Item 601(b)(21) of Regulation S-K.

The revisions requested by the Staff have been made.

Exhibit 99.1

39.	We note the disclosure in the first paragraph of instruction VII that the issuers reserve the absolute right to waive any conditions or irregularities in any tender of original notes of any particular holder whether or not similar conditions or irregularities are waived in the case of other holders. Please revise to indicate that if the issuers waive any conditions or irregularities, the issuers will waive the conditions or irregularities for all holders of the original notes.

The revisions requested by the Staff have been made.

October 12, 2011

*****

Your prompt review of Amendment No. 1 to the Registration Statement is greatly appreciated. If you have any questions or comments or require further information with respect to the foregoing, please do not hesitate to call the undersigned at (212) 756-2565 or Michael R. Littenberg of this firm at (212) 756-2524.

Very truly yours,

/s/ Neil C. Rifkind

Neil C. Rifkind

cc:	Robert A. Robison, Pretium Packaging, L.L.C.

Michael R. Littenberg, Schulte Roth & Zabel LLP